UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 24, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LATAM Airlines Group S.A.

File No. 001-14728 - CF#29658

LATAM Airlines Group S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 30, 2013.

Based on representations by LATAM Airlines Group S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1.6	through April 30, 2023
Exhibit 4.4.3	through October 31, 2017
Exhibit 4.5.2	through August 31, 2017
Exhibit 4.27	through December 31, 2018
Exhibit 4.28	through December 31, 2018
Exhibit 4.29	through December 31, 2018
Exhibit 4.30	through December 31, 2018
Exhibit 4.31	through December 31, 2018
Exhibit 4.32.1	through April 30, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary